United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: Walmart Inc.

Name of persons relying on exemption: United for Respect Education Fund

Address of person relying on exemption: 2108 N ST STE 4231 Sacramento, CA 95816

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. United for Respect Education Fund does not own over $5 million in Walmart stock, and this notice is therefore being provided on a voluntary basis.

PROPOSAL 8: RACIAL EQUITY AUDIT

RESOLVED: Shareholders request Walmart Inc. (“Walmart” or the “Company”) conduct a third-party, independent racial equity audit analyzing Walmart’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities, and to provide recommendations for improving the company’s racial equity impact. Input from employees, customers, and racial justice, labor, and civil rights organizations should be considered in determining specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be published on Walmart’s website.

INTRODUCTION
As the largest retailer, grocer, and private employer in the United States,1 Walmart wields significant influence over the labor market and economy.2 Company policies and practices disproportionately impact BIPOC and female workers, as Walmart employs more Black people and women than any other U.S. company.3

_____________________________

1 https://www.wsj.com/business/retail/walmart-sales-amazon-growth-2bee429b and https://www.businessinsider.com/walmart-biggest-supermarket-2011-2#the-store-spread-across-the-country-like%20wildfire-but-its-first-full-stocked-grocery-didnt-open-until-1988-2

2 https://prospect.org/power/wal-mart-shapes-world/

3 https://www.racialjustice.majorityaction.us/

Vote FOR Proposal 8: Racial Equity Audit

Given Walmart’s vast size and influence, its recent decision to roll back diversity initiatives, including closing the Center for Racial Equity that was founded in 2020 and eliminating racial equity training and supplier diversity programs,4 is deeply troubling. This abrupt reversal has drawn sharp criticism from Walmart associates,5 13 State Attorneys General,6 and respected, long-standing company partners such as the NAACP7 and the National Urban League.8

This rollback calls into question the Company’s commitment to fostering inclusion and opportunity for all and disregards extensive evidence that diversity, equity, and inclusion (DEI) initiatives can deliver measurable financial benefits, improve employee motivation, and reduce turnover.9 Moreover, there remains widespread support for diversity and inclusion efforts among employees, investors, and corporate leadership across diverse sectors—reflecting a broad recognition of their value in driving organizational performance and long-term success.

Racial equity audits (REAs) take a holistic approach, examining disparities that affect all racial groups and identifying systemic barriers embedded in company policies and practices. Done right, these audits can actually reduce legal risk by helping corporations comply with federal and state civil rights and nondiscrimination laws.

In a time of heightened political polarization, an independent, third-party REA can ensure initiatives to promote equity and inclusion are informed by objective business considerations and not by shifting political tides.

WALMART’S SYSTEMIC IMPACT

Walmart plays a powerful role in shaping labor market conditions and broader economic dynamics. The Company employs more Black people and women than any other U.S. company10 and the proportion of its workforce made up of people of color is steadily increasing.11

Numerous studies have demonstrated that Walmart's wage policies effectively influence minimum wage determinations across various sectors and regions in the U.S.12 According to a recent economic analysis, Walmart exercises monopsony power in labor markets where it operates, with consequences well beyond the retail sector.13 The analysis revealed that Walmart’s substantial influence on local labor markets leads to both wage suppression and decreased labor force participation in regions where Supercenters are established. These findings echo an earlier analysis that found Walmart store openings lead to a reduction in county-level retail employment and earnings.14

_____________________________

4 https://www.npr.org/2024/11/26/nx-s1-5206289/walmart-dei-rollback-diversity

5 https://www.theguardian.com/business/2024/dec/15/walmart-dei-diversity-equity-inclusion-rollback

6 https://thehill.com/business/5084814-13-attorneys-general-walmart-dei-rollback/

7 https://www.cnn.com/2024/11/26/politics/video/the-lead-naacp-walmart-dei-right-wing-woke

8 https://thehill.com/homenews/race-politics/5012407-civil-rights-group-national-urban-league-walmart-dei/

9 https://www.forbes.com/councils/forbeshumanresourcescouncil/2025/04/11/10-career-fair-trends-helping-hr-teams-attract-top-talent/

10 https://www.racialjustice.majorityaction.us/

11 https://corporate.walmart.com/content/dam/corporate/documents/purpose/culture-diversity-equity-and-inclusion-report/2023-culture-diversity-equity-and-inclusion-annual-report.pdf

12 https://laborcenter.berkeley.edu/a-downward-push-the-impact-of-wal-mart-stores-on-retail-wages-and-benefits/ and https://cepr.net/publications/walmart-always-low-prices-means-always-low-wages/ and https://www.nber.org/digest/202112/effects-major-retailers-raising-their-minimum-wages

13 https://justinwiltshire.com/walmart-supercenters-and-monopsony-power

14 https://sites.socsci.uci.edu/~dneumark/walmart.pdf

Vote FOR Proposal 8: Racial Equity Audit

Furthermore, racial inequity poses macroeconomic risks that jeopardize long-term returns across asset classes by generating industry and economy-wide negative externalities and impeding inclusive and broad-based economic growth. A recent Citigroup study found racism and discrimination have cost the U.S. GDP $16 trillion since 2000 and addressing racial discrimination against African Americans could boost the U.S. economy by $5 trillion over five years.9 Given its economic influence, Walmart’s business practices warrant particular scrutiny from investors aiming to reduce economy-wide and portfolio-level risks linked to inequality and systemic racism.

RACIAL EQUITY AT WALMART

In 2021, Walmart CEO Doug McMillon circulated a letter to Walmart workers stressing the “connections between equity and a thriving U.S. economy” and announcing that Walmart would commit “resources, talent, and will” to “address systemic racism and the structural inequities that are rooted in this nation’s history and that persist today.”15

As part of this commitment, Walmart and the Walmart Foundation pledged to contribute $100 million over five years through a Center for Racial Equity to help address racial disparities in the U.S.16 The Center’s philanthropic dollars supported a diverse group of organizations -- from food banks to Christian associations -- working on a wide variety of issues from cancer research and conservation to criminal justice reform and homelessness.17

These commitments were especially significant coming from the nation’s largest employer of Black workers and one whose low-road workforce policies and broader impact on communities of color has long been scrutinized. Walmart has faced lawsuits over discriminatory hiring and promotion practices18 and continues to be criticized for its low wages, anemic benefits, and punitive and unsafe work environments.19

_____________________________

15 https://corporate.walmart.com/news/2021/05/25/the-murder-of-george-floyd-one-year-later

16 https://corporate.walmart.com/news/2021/02/01/the-walmart-org-center-for-racial-equity-awards-over-14-million-in-first-round-of-grants

17 https://www.walmart.org/how-we-give/grantee-search

18 https://www.business-humanrights.org/en/latest-news/wal-mart-settles-racism-lawsuit-for-175-mln/ and https://www.law.com/ctlawtribune/2022/10/28/former-employee-files-race-discrimination-complaint-against-walmart/

19 https://www.cbsnews.com/news/walmart-minimum-wage-20-an-hour-still-broke-rick-wartzman-author/ CBS News and https://united4respect.org/violence-retail/

Vote FOR Proposal 8: Racial Equity Audit

Starting hourly pay at Walmart is still under $15,20 making Walmart an outlier among its peers and leaving many associates struggling to make ends meet on poverty wages.21 To make matters worse, Walmart relies on publicly subsidized systems of support to fill the gaps between its low pay and benefits and what its employees need to cover costs and provide for themselves and their families. Hundreds of thousands of Walmart associates are dependent on Medicaid, Supplemental Nutrition Assistance Program (SNAP), and other government support services because Walmart’s hourly pay keeps many associates below the poverty line. The Government Accountability Office released a report in 2020 analyzing 11 states in which full-time workers were dependent on government support services. Walmart ranked among the top four largest employers of SNAP and Medicaid benefit recipients, employing an estimated 14,500 workers who received food stamps, in the states covered by the report.22

In November 2024, Walmart announced that it was walking away from key racial equity initiatives and commitments, ranging from stopping racial equity training for employees and striking the term “DEI” from company materials to eliminating its supplier diversity programs and shutting down the Center for Racial Equity it had founded in 2020 in the wake of the murder of George Flyod.23

Strikingly, Walmart’s most recent ESG briefs, updated in December 202424 following their November announcement, raise serious concerns about transparency in the company’s shift from DEI to “Belonging.” The Company has not disclosed what this pivot will mean in practice, what new initiatives might replace existing ones, or whether they have conducted any evaluation of the effectiveness of the programs they are now phasing out. This lack of clarity is especially glaring when it comes to the Center for Racial Equity. Neither the ESG briefs nor the Center’s website provide any information on the Center’s impact, outcomes, or future direction. Without meaningful disclosure or accountability, stakeholders, including Walmart shareholders, are left in the dark about whether real progress was made and with no clear indication of what comes next or how the Company plans to move forward in continuing to address the systemic inequities that still exist in our society and economy.

The retreat was immediately criticized by Walmart employees, investors, policymakers and long-standing company partners such as the NAACP25 and the National Urban League.26 TaNeka Hightower, a 7-year Walmart associate from Memphis, TN called the decision a “slap in the face.”27 Community leaders in Alabama immediately called for a boycott of local Walmart stores, saying in a press release, “We as community members recognize the power of our dollars, by choosing where it’s spent, a clear message is sent that corporations must prioritize supporting and uplifting minority communities. Our spending habits have driven change throughout our nation’s history and can still do so. We must ensure that our dollars are spent with those who reflect our values.”28 This local action was followed by a nationwide boycott of Walmart and its affiliated brands in April 2025.29

_____________________________

20 https://corporate.walmart.com/purpose/esgreport/social/our-people

21 https://www.cnn.com/2023/09/08/business/walmart-pay-workers/index.html

22 https://www.motherjones.com/food/2020/11/which-companies-have-the-highest-number-of-workers-on-medicaid-and-food-stamps/

23 https://apnews.com/article/walmart-dei-inclusion-diversity-34b06922e60e5116fe198696201ce4d9

24 https://corporate.walmart.com/purpose/esgreport/social/our-people

25 https://www.cnn.com/2024/11/26/politics/video/the-lead-naacp-walmart-dei-right-wing-woke

26 https://thehill.com/homenews/race-politics/5012407-civil-rights-group-national-urban-league-walmart-dei/

27 https://www.theguardian.com/business/2024/dec/15/walmart-dei-diversity-equity-inclusion-rollback

28 https://www.alreporter.com/2024/11/29/community-leaders-to-boycott-walmart-in-wake-of-cuts-to-diversity-programs/

29 https://www.yahoo.com/news/walmart-boycott-know-ongoing-protest-234245320.html

Vote FOR Proposal 8: Racial Equity Audit

State attorneys general in 13 states with over 325,000 frontline Walmart workers30 published an open letter to CEO Doug McMillon clarifying that DEI initiatives actually reduce legal risk by helping corporations comply with federal and state civil rights and nondiscrimination laws.31 Additionally, in a public letter to the Company, a group of 30 shareholders representing $266 billion in funds criticized Walmart for not providing a “financial or business case for this change in policy,” noting that the Company had previously identified “belonging, diversity, equity and inclusion” as a priority issue in its annual report.32

Walmart’s own data disclosures make the case clear: The proportion of its workforce made up of people of color is steadily increasing.33 People of color now represent 51% of hourly workers, 43% of managers, and 30% of officers.34 Dismantling diversity efforts in the face of this upward trend threatens the very workforce that keeps Walmart running and undermines progress toward equitable representation and opportunity at every level of company leadership.

This concern is not theoretical. A 2022 congressional report found Walmart laid off Black workers at twice the rate of white workers during the pandemic, citing the company for “some of the largest racial inequities” in employment outcomes.35 Walmart cannot build a stronger future by repeating the harms of its past. True leadership requires confronting these disparities and strengthening—rather than abandoning—its commitment to equity and inclusion.

STRONG SUPPORT FOR EQUITY AND INCLUSION

Diversity, equity, and inclusion are not just moral imperatives—they are also powerful drivers of business success. As You Sow, a national non-profit focused on shareholder advocacy, analyzed 1.5 million data points measuring gender and race from 1,641 public companies over five years and found a statistically significant correlation across sectors where teams with more diverse management outperformed teams with less diversity on eight financial metrics, including: enterprise value growth rate, free cash flow per share, return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR).36 Similarly, a 2023 report by McKinsey & Company—building on a decade of tracking the business impact of DEI—found that companies in the top quartile for team diversity outperformed those in the lowest quartile by 39%, up from 15% in 2015.37

_____________________________

30 https://corporate.walmart.com/about/location-facts

31 https://oag.ca.gov/system/files/attachments/press-docs/2025.01.09%20Letter%20from%20AGs%20to%20Doug%20McMillion.pdf and https://thehill.com/business/5084814-13-attorneys-general-walmart-dei-rollback/

32 https://www.iccr.org/wp-content/uploads/2025/01/Investor-Letter-to-Walmart_Public_2025.01.141.pdf

33 https://corporate.walmart.com/content/dam/corporate/documents/purpose/culture-diversity-equity-and-inclusion-report/2023-culture-diversity-equity-and-inclusion-annual-report.pdf

34 https://corporate.walmart.com/content/dam/corporate/documents/purpose/culture-diversity-equity-and-inclusion-report/2024-annual-belonging-diversity-equity-and-inclusion-annual-report.pdf

35 https://www.businessinsider.com/walmart-fired-black-workers-twice-as-often-early-pandemic-report-2022-11

36 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

37 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

Vote FOR Proposal 8: Racial Equity Audit

These findings make it clear that DEI is far more than a political talking point—it’s a strategic priority tied to performance and growth. That’s why, even amid ongoing political debate, shareholders, employees, and executives representing a wide range of industries continue to champion DEI initiatives. They recognize that fostering diversity and equity delivers competitive advantages, strengthens workplace culture, and builds long-term value for companies and the communities they serve. In stark contrast to Walmart, executive management teams from Costco38 to Apple39 have publicly defended diversity programs as essential to their business.

Furthermore, a February 2025 survey of 350 C-Suite executives across the U.S. conducted by Littler, a global employment and labor law firm, found that 49 percent of survey respondents were not considering new or further rollbacks of DEI programs and 76 percent maintained or increased their DEI commitments over the past year.40

A 2025 study from Resume.org found 87 percent of companies are either maintaining or increasing their DEI budgets. Of these companies, 65 percent said they will keep their DEI budget the same and 22 percent plan to increase their budget.41 The results from the aforementioned Resume.org study echo the results of a November 2024 LinkedIn poll, which revealed that 46 percent of respondents were planning to increase their DEI efforts and 33 percent were planning on keeping DEI efforts the same.42

Workplace culture conference organizer, CultureCon, questioned over 300 professionals in its events network for their views on DEI policies in business and found overwhelming support for DEI initiatives among employees.43 When asked to give DEI measures a score from zero to 10 in terms of their benefit to the productive and positive operation of their companies compared to other considerations, nearly half of respondents gave them a score of 10. Overall, participants gave them an average rating of 8. Additionally, CultureCon found that 77 percent of respondents reported their businesses had either maintained or increased DEI investment and practices since President Trump took office.

At this year’s annual shareholder meetings for major companies like Deere, Costco, Goldman Sachs, and Apple, an overwhelming majority—over 98% of investors—rejected proposals to dismantle diversity, equity, and inclusion initiatives.44 Additionally, proposals filed this season, including those calling for an REA at the Bank of Nova Scotia and for a civil rights audit at Deere & Company, received support from 38%45 and 29%46 of company shareholders, respectively. Investor support for these audits reflects a firm belief that fostering inclusive and equitable workplaces is essential to driving innovation, enhancing business performance, and sustaining long-term growth.

_____________________________

38 https://fortune.com/2025/01/24/costco-anti-dei-proposal/?utm_source=search&utm_medium=suggested_search&utm_campaign=search_link_clicks

39 https://www.cnn.com/2025/01/13/business/apple-dei-companies/index.html

40 https://www.littler.com/sites/default/files/2025_littler_csuite_survey_report.pdf

41 https://www.resume.org/1-in-8-companies-are-scaling-back-dei-commitments-in-2025-many-cite-political-climate/

42 https://www.linkedin.com/posts/janicegassamphd_dei-activity-7267634193436753921-Ab51?utm_source=share&utm_medium=member_desktop

43 https://www.cultureconusa.org/post/culturecon-survey-results-what-workers-really-think-about-dei-in-the-workplace?utm_source=INC&utm_medium=referral&utm_campaign=INCDEI0425

44 https://fortune.com/2025/02/28/costco-apple-john-deere-anti-dei-shareholder-proposals-voted-down-trend/?utm_source=search&utm_medium=advanced_search&utm_campaign=search_link_clicks and https://www.esgtoday.com/98-of-goldman-sachs-shareholders-reject-anti-dei-proposal/

45 https://www.scotiabank.com/content/dam/scotiabank/corporate/quarterly-reports/2024/q4/Voting-Results-English-2025.pdf

46 https://www.publicnow.com/view/C5F29D4E6A0C57A5A3D3971DB78FC3E69697EE60?1740746787

Vote FOR Proposal 8: Racial Equity Audit

There is also evidence that companies find these audits beneficial. After conducting an independent civil rights audit in 2021, State Street Corporation lauded its benefits, saying ”[it] provided recommended actions for us to consider moving forward to establish State Street as an industry leader in advancing civil rights and racial equity and suggested we put mechanisms in place to monitor effectiveness.”47

CONCLUSION

REAs take a holistic view, examining disparities that affect all racial groups and identifying systemic barriers embedded in company policies and practices. Critically, these audits can help corporations comply with federal and state civil rights and nondiscrimination laws. Far from being a liability, robust DEI initiatives—of which REAs are a vital part—can significantly reduce legal risk by helping companies proactively comply with these laws.

Given Walmart's workforce demographics, market influence, and recent rollback of its equity commitments, shareholders want to ensure Walmart is fostering an inclusive work environment, protecting the civil and human rights of all employees, and not directly or indirectly contributing to or creating inequities in the diverse communities in which it operates.

As the government-provided benefits Walmart associates depend on come under increasing threat of elimination or reduction, Walmart has a responsibility to take a more active role in mitigating the impact on its workforce.

The proposed audit would give Walmart an opportunity to reflect on its practices, address systemic harm, and take meaningful responsibility for fostering a truly equitable workplace. Shareholders can ensure the Company is actively identifying and addressing systemic barriers, advancing fair and equitable workplace practices, and reinforcing its reputation as a responsible and inclusive brand among consumers, employees, and key stakeholders.

An independent, third-party REA would help Walmart better understand its role in shaping economic and social outcomes for associates and the diverse communities it operates in. Implementation of REA recommendations can help the Company mitigate harms caused, strengthen organizational performance, and increase employee satisfaction and retention, while reducing the Company's exposure to risks stemming from legal actions, consumer boycotts, government investigations, and negative press.

For these reasons, we urge Walmart shareholders to vote FOR Proposal 8.

_____________________________

47 https://www.statestreet.com/us/en/asset-manager/about/our-people/global-inclusion-diversity-equity/civil-rights-audit